UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  August 2008

Commission File Number:  001-16601

Frontline Ltd.
(Translation of registrant’s name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline Ltd. (the “Company”), dated August 20, 2008, announcing the Company’s financial results for the second quarter of 2008.

Exhibit 1
FRONTLINE LTD.

INTERIM REPORT APRIL - JUNE 2008

Highlights

•	Frontline reports all time high second quarter net income of $318.4 million and earnings per share of $4.25 for the second quarter of 2008.
•	Frontline reports all time high first half-year net income of $539.4 million and earnings per share of $7.21.
•	Frontline announces a cash dividend of $3.00 per share for the second quarter of 2008.
•	Frontline reports a gain on sale of assets and shares of $155.4 million in the second quarter.
•	Frontline entered into contracts with Zhoushan Jinhaiwan Shipyard Co., Ltd. (“Jinhaiwan”) in China for the construction of six 320,000 dwt VLCC newbuildings.
•	Frontline agreed to acquire five double hull Suezmax tankers from Top Ships Inc. for an aggregate purchase price of $240 million.
•	Frontline agreed to take five double hull Suezmaxes on timecharter from Eiger Shipping for the balance period of existing charters.
•	Frontline delivered the fourth and final heavy lift vessel, Front Traveller to Dockwise in June 2008.
•
Frontline completed a private placement of three million new shares at a subscription price of NOK 357 per share generating gross proceeds of NOK 1,071 million (equivalent to approx. $210 million), which was received in July 2008.

•
Frontline completed syndicated loan facilities in an amount of about $550 million to finance 80 percent of the contractual price for newbuildings being built at Rongsheng, Waigaoqiao and Jinhaiwan ship yards.

Second Quarter and Six Months 2008 Results

The Board of Frontline Ltd. (the “Company” or “Frontline”) announces net income of $318.4 million for the second quarter of 2008, equivalent to earnings per share of $4.25. Operating income for the quarter was $327.1 million including a gain on sale of assets of $126.8 million. This gain consists of $102.0 million relating to the delivery of the final two converted heavy lift vessels and deferred gains relating to the transaction in addition to $24.8 million relating to the termination of the capital lease for the Front Sabang. Net income also includes a gain of $16.6 million following receipt of the Bocimar settlement and a $12.0 million mark-to market gain in the quarter on the forward contract for the shares in Overseas Shipholding Group Inc. (“OSG”) recorded under other non-operating items.

Net income excluding gain on sale of assets and shares was $163.0 million in the second quarter of 2008 compared to $183.9 million in the first quarter of 2008. The reduction can mainly be explained by the reduction of on hire days in the second quarter compared to the first quarter as a consequence of drydockings, upgrading/repairs and reduced number of vessels together with docking expenses.

The average daily time charter equivalents (“TCEs”) earned in the spot and period market in the second quarter by the Company’s VLCCs, Suezmax tankers and Suezmax OBO carriers were $86,300, $72,000 and $44,100, respectively compared with $82,400, $51,600 and $43,200, respectively, in the first quarter of 2008. The results show a continued differential in earnings between single and double hull tonnage. The spot earnings for the Company’s double hull VLCC and Suezmax vessels were $105,200 and $77,500, respectively, in the second quarter, compared to $104,700 and $53,700 in the first quarter of 2008.

Profit share expense of $33.1 million has been recorded in the second quarter as a result of the profit sharing agreement with Ship Finance International Limited (“Ship Finance”) compared to $33.7 million in the first quarter.

Ship operating expenses increased by $13.4 million compared with the first quarter, of which $9.5 million relates to drydocking costs.

Charterhire expenses have increased by $18.6 million in the second quarter compared with the first quarter of which $15.6 million is due to the six vessels chartered in from Nordic American Tankers under a floating rate timecharter agreement.

Interest income was $10.0 million in the second quarter, of which $7.6 million relates to restricted deposits held by subsidiaries reported in Independent Tankers Corporation Limited (“ITCL”). Interest expense, net of capitalized interest, was $46.8 million in the second quarter of which $13.6 million relates to ITCL.

Other non-operating items in the second quarter include a $16.6 million gain following receipt of the Bocimar settlement and a $12.0 million gain on the forward contract of OSG shares.

Frontline announces net income of $539.4 million for the six months ended June 30, 2008, equivalent to earnings per share of $7.21. The average TCEs earned in the spot and period market by the Company’s VLCCs, Suezmax tankers, and Suezmax OBO carriers for the six months period ended June 30, 2008 were $84,300, $61,100 and $43,600, respectively.

As of June 30, 2008, the Company had total cash and cash equivalents of $776.1 million which includes $649.9 million of restricted cash. Restricted cash includes $430.9 million relating to deposits in ITCL and $216.1 million in Frontline Shipping Limited and Frontline Shipping II Limited which is restricted under the charter agreements with Ship Finance.

The income statement and cash flow statement for the six months ended June 30, 2007 have been restated for adjustments concerning the leases for the Ship Finance vessels, which reduced net income by $1.2 million in the second quarter of 2007. This adjustment did not impact net income in the first quarter of 2007 since it was recognized directly through equity by adjusting the Ship Finance stock dividend amount. In addition, the results of Ship Finance‘s container vessels and rig are shown as discontinued operations in the income statement in the first quarter of 2007 and certain comparatives have been reclassified to the current presentation.

The balance sheet at June 30, 2007 has been restated for adjustments to vessels under capital lease, net and obligations under capital lease due to the leases with Ship Finance such that stockholders’ equity at June 30, 2007 was reduced by $16.7 million. Certain comparatives have also been reclassified to the current presentation.

In August 2008, the Company has average total cash cost breakeven rates on a TCE basis for VLCCs and Suezmaxes of approximately $31,400 and $24,800, respectively.

Fleet development

In line with our strategy to reduce exposure to single hull tonnage, Frontline has in the first quarter of 2008 agreed with Ship Finance to terminate the long term charter party between the companies for the single hull VLCC Front Sabang and Ship Finance has simultaneously leased the vessel to an unrelated party. Frontline has recognized a gain of $24.8 million in the second quarter of 2008 for the termination of the capital lease for the Front Sabang.

In April and May 2008 Frontline signed contracts with Jinhaiwan in China for construction of six 320,000 dwt VLCC newbuildings at a contract price of $135 million each and with attractive payment terms. The vessels are expected to be delivered from the middle of 2011 to the middle of 2012.

The third heavy lift vessel, Front Comor renamed m/v Talisman and the fourth heavy lift vessel Front Traveller renamed m/v Treasure were successfully delivered to Dockwise Ltd. in May and June 2008, respectively.

In June 2008, Frontline acquired five double hull Suezmax tankers en bloc from Top Ships Inc. at a purchase price of $240 million. One vessel was delivered in June, while the remaining vessels will be delivered in July and August 2008.

In June 2008, Frontline also entered into an agreement to take five double hull Suezmaxes on timecharter from Eigir Shipping for the balance period of existing charters, all with delivery from June to August 2008 and redelivery from November 2009 to April 2010. In August 2008, Frontline entered into an agreement to timecharter out one of these vessels for the balance of the period.

Corporate and other Matters

In June 2008, Frontline completed a private placement of three million new shares at a subscription price of NOK 357 per share. Gross proceeds from the equity issue amounted to NOK 1,071 million (equivalent to approximately $210 million). The net proceeds from the private placement will be used to part finance the acquisition of the above-mentioned five double hull Suezmaxes and as settlement for the delivery of shares in OSG, currently covered by forward contracts.

In June 2008, Frontline completed a $129.6 million syndicated loan facility to finance 80 percent of the contract price for the first instalment of the six newbuildings being built at Jinhaiwan ship yard. Additionally, in July 2008, Frontline completed a $420 million syndicated loan facility to finance 80 percent of the total contract price for six of the newbuildings being built at Rongsheng and Waigaoqiao ship yards.

In August 2008, Frontline received commitments from banks to part finance the acquisition of the five double hull Suezmaxes from Top Ships Inc. with approximately 75 percent debt.

In August 2008, Frontline either owns or has a forward position covering a total of 1,508,868 shares of OSG, or approximately 4.9 percent of OSG's shares.

On August 20, 2008, the Board declared a dividend of $3.00 per share. The record date for the dividend is September 4, 2008, ex dividend date is September 2, 2008 and the dividend will be paid on or about September 19, 2008.

74,858,502 ordinary shares were outstanding as of June 30, 2008, and the weighted average number of shares outstanding for the quarter was 74,837,257.

The Market

The average market rate for VLCCs from MEG to Japan in the second quarter was about WS 173 ($130,000 per day) compared to about WS 126 ($86,000 per day) in the first quarter of 2008. The average rate for Suezmaxes from WAF to USAC in the second quarter was approximately WS 213 ($78,800 per day), compared to approximately WS 145 ($47,400 per day) in the first quarter of 2008.

Bunkers at Fujairah averaged approximately $578/mt in the second quarter with a low of approximately $495/mt and a high of approximately $680/mt.

The International Energy Agency (IEA) reported in August 2008 an average OPEC oil production, including Iraq, of 32.2 million barrels per day during the second quarter of the year, a 0.2 million barrels per day decrease from the first quarter. The next OPEC meeting is scheduled to take place on September 9, 2008.

IEA further estimates that world oil demand averaged 86.1 million barrels per day in the second quarter, a 0.8 percent decrease from the first quarter of 2008. IEA predicts that the average demand for 2008 in total will be 86.9 million barrels per day, or a 0.9 percent growth from 2007, hence showing a continued demand growth.

According to Fearnleys, the VLCC fleet totaled 486 vessels at the end of the second quarter with five deliveries during the quarter. There are 24 additional deliveries expected in 2008. The total order book amounted to 208 vessels at the end of the second quarter, up from 185 vessels after the first quarter of 2008. The current orderbook represents about 43 percent of the VLCC fleet. Seven VLCCs were deleted from the trading fleet whilst 28 VLCCs were ordered during the quarter. The single hull fleet amounted to 117 vessels at the end of the second quarter.

The Suezmax fleet totaled 341 vessels at the end of the quarter, up from 339 vessels after the first quarter of 2008, a 0.6 percent fleet increase over the quarter. Two Suezmaxes were deleted from the trading fleet, 15 Suezmaxes were ordered and four deliveries took place in the quarter. The total orderbook amounted to 158 vessels at the end of the quarter, an increase of 11 from the end of the first quarter. There are 10 additional deliveries expected in 2008. The orderbook represents approximately 46 percent of the current Suezmax fleet. The single hull fleet amounted to 35 vessels at the end of the second quarter.

Strategy

Frontline's core strategy is to maintain its position as a world leading operator and charterer of modern, high quality oil tankers. Frontline has ten VLCC and eight Suezmax newbuildings on order, confirming its position as a leading operator of quality Suezmax and VLCC tonnage.

The majority of its double hull tonnage is operating in the spot market. All but one of the remaining single hull VLCC’s have been fixed out on time charters for most of the remainder of the fixed committed period and all of the Company’s eight OBO carriers have been fixed out on medium to long term charters. Through sales of vessels and time charters, the Company has reduced the single hull exposure to only one Suezmax vessel and one VLCC vessel operating in the spot market.

We will continue to strive to outperform our competitors, keep a lean organization and have a low cost operation.

In March 2008, Frontline spun off 17.53% of ITCL to Frontline shareholders and ITCL was registered on the Oslo OTC market. The Company intends to cause ITCL to take steps to enhance shareholder value and liquidity in the ITCL shares and will consider making further distributions of ITCL shares or consider other shareholder enhancing alternatives. The Board feels that the current stockprice in ITCL is not reflecting the value of the underlying assets.

Frontline will continue to look for attractive opportunities in the sales and purchase market as well as in the charter market and we always look opportunistically at attractive investments and acquisitions. The current volatility in the market for shipping equities may create interesting opportunities to buy equity / assets at a discount compared to underlying assets values. The Company is continuously evaluating such opportunities.

Our aim is to generate competitive returns for our shareholders with quarterly dividend payments. Our dividend payments are based on present earnings, available cash flow, market prospects, current capital expenditure programs as well as investments opportunities.

Outlook

The tanker market has shown high volatility so far in the third quarter. Average day rates for VLCC have according to Clarkson been $119,500 so far in the third quarter compared to $30,000 in the third quarter 2007. The market has during the last weeks shown a temporary negative development.

Although the US economy is showing signs of weakness, the world economy is still strong with a forecasted global GDP growth of 4.1 percent for 2008. IEA projects oil consumption to rise by 0.9 percent in 2008.

The overall orderbook for tankers has now approached 43 percent of the current fleet. The impact from the new vessels will be mitigated by the fact that the order book is spread over four years, that 18 percent of the fleet is non double hull, combined with increased inefficiency of the single hull fleet caused by reduced acceptance by major charterers to employ such tonnage and ultimately by the new rules banning single hull from 2010. It is highly likely that the deliveries schedule from the yards will be further extended as a function of operational problems particularly from Greenfield yards.

Due to the recent strengthening of the USD against Asian currencies and seemingly the leveling off of the steel prices, it is likely that the strong increase in yard prices seen in the last years could level off.

The development in the crude tanker market during the first half of 2008 was influenced by several important and positive trends. The market started to take off end November 2007 mainly due to low inventories and rapid expanding demand in non-OECD countries, with China taking the predominant position. Increased imports from WAF and Venezuela lead to increased ton-mile effect and this combined with a negative fleet growth due to conversions/deletions gave a very high fleet utilization. Furthermore OPEC increased their production (to stem the hike in the oil price) and large amount of vessels was utilized by the Iranians as floating storage. The tanker rates firmed throughout the first six months of the year with some volatility mainly related to rather large rate differentials between double and single hull tonnage. The sentiment in the crude tanker market changed at the end of July mainly due to slow down of imports to China (Olympic effect), strikes/force majeure in WAF and a reduction in US oil demand. These factors, combined with a tonnage built up in the MEG, has had a negative impact on the present market. The outlook going forward can be influenced by factors like possible slow steaming effect, strong world oil production, increased refinery utilization and inventories can be set for a build-up. These factors will all positively influence the demand for tankers.

Frontline’s newbuilding program is developing according to schedule, however we expect that the eight Suezmaxes being built at Rongsheng ship yard will be slightly delayed. The total contractual cost of our newbuilding program is approximately $1.8 billion. The current market values of these newbuilding contracts are estimated to be significantly higher than the original contract prices. As of June 30, 2008, the Company has paid $333 million of the total contractual cost and expects to pay further $177 million in 2008. The Company has established newbuilding financing loan facilities in an amount of about $550 million with the purpose of financing 80 percent of the contractual cost of the newbuildings being built at Rongsheng, Waigaoqiao and Jinhaiwan ship yard. As of June 30, 2008 $221 million has been drawn under these facilities and we expect to draw a further $110 million in 2008.

Frontline’s newbuilding program has attractive terms, seems well timed and provides for future growth as we divest our older, single hull fleet. These divestures have resulted in Frontline’s low exposure to single hull tonnage.

Our charter coverage is estimated to 39 percent and 32 percent of the fleet in 2008 and 2009, respectively. The Company has low cash breakeven rates, which reduces the financial risk and creates a good platform for cash generation.

The Board is excited by the increased number of attractively priced opportunities to buy discounted assets through corporate investments.

The results for the third quarter will be negatively influenced by seven scheduled dry dockings. Based on the trading results so far in the third quarter of 2008, the Board expects good results for the third quarter. However the strength of the results will be dependent on the direction of the market in the remaining part of the quarter. The Company will continue the strategy with a high dividend payout ratio of the available cash flow.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

August 20, 2008
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda

Questions should be directed to:

Jens Martin Jensen:, Acting Chief Executive Officer, Frontline Management AS
+47 23 11 40 99

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

FRONTLINE LTD.
SECOND QUARTER REPORT (UNAUDITED)

2007 Apr-Jun (restated)	2008 Apr-Jun	INCOME STATEMENT (in thousands of $)	2008 Jan-Jun	2007 Jan-Jun (restated)	2007 Jan-Dec (audited)
347,064	547,509	Total operating revenues	1,075,242	691,954	1,299,927
35,100	126,761	Gain from sale of assets	142,293	59,756	118,168
87,809	139,484	Voyage expenses and commission	273,670	177,406	352,451
15,718	33,142	Profit share expense	66,812	15,718	37,279
51,685	52,922	Ship operating expenses	92,431	98,022	196,258
12,637	57,444	Charterhire expenses	96,265	19,446	56,868
6,579	10,261	Administrative expenses	17,153	16,350	36,410
57,977	53,885	Depreciation	108,664	105,361	219,638
232,405	347,138	Total operating expenses	654,995	432,303	898,904
149,759	327,132	Operating income	562,540	319,407	519,191
15,667	10,004	Interest income	20,866	27,346	54,316
(55,144)	(46,833)	Interest expense	(94,765)	(105,912)	(204,535)
422	(103)	Equity earnings of associated companies	(223)	399	573
1,663	(30)	Foreign currency exchange gain (loss)	55	1,612	3,312
31,953	29,000	Other non-operating items	51,847	37,182	131,134
144,320	319,170	Income before taxes and minority interest	540,320	280,034	503,991
43,734	-	Gain on issuance of shares by associates	-	83,566	83,566
-	(675)	Minority interest expense	(851)	(22,162)	(22,162)
(130)	(97)	Taxes	(97)	(165)	(419)
-	-	Discontinued operations	-	5,442	5,442
187,924	318,398	Net income	539,372	346,715	570,418

$2.51	$4.25	Basic earnings per share ($)	$7.21	$4.63	$7.62
$2.51	$4.25	Earnings per share from continuing operations ($)	$7.21	$4.56	$7.55

		Income on timecharter basis ($ per day per ship)*
51,500	86,300	VLCC	84,300	51,300	45,700
38,600	72,000	Suezmax	61,100	36,600	33,000
38,300	44,100	Suezmax OBO	43,600	37,500	39,700

* Basis = Calendar days minus off-hire. Figures after deduction of broker commission

FRONTLINE LTD.
SECOND QUARTER REPORT (UNAUDITED)

BALANCE SHEET (in thousands of $)	2008 Jun 30	2007 Jun 30 (restated)	2007 Dec 31 (audited)
ASSETS
Short term
Cash and cash equivalents	126,223	209,592	168,432
Restricted cash	649,859	651,438	651,377
Other current assets	375,307	384,818	242,977
Long term
Newbuildings	366,046	134,122	160,298
Vessels and equipment, net	250,675	235,338	208,516
Vessels under capital lease, net	2,203,501	2,443,176	2,324,789
Investment in unconsolidated subsidiaries and associated companies	5,410	14,080	5,633
Deferred charges and other long-term assets	23,593	105	69
Total assets	4,000,614	4,072,669	3,762,091

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term debt and current portion of long term debt	262,917	102,568	96,811
Current portion of obligations under capital lease	264,359	148,483	179,604
Other current liabilities	274,026	131,931	313,811
Long term
Long term debt	433,832	396,843	376,723
Obligations under capital lease	2,131,821	2,441,027	2,318,794
Other long term liabilities	20,286	224,816	30,379
Minority interest	5,304	-	-
Stockholders’ equity	608,069	627,001	445,969
Total liabilities and stockholders’ equity	4,000,614	4,072,669	3,762,091

FRONTLINE LTD.
SECOND QUARTER REPORT (UNAUDITED)

2007 Apr-Jun (restated)	2008 Apr-Jun	STATEMENT OF CASHFLOWS (in thousands of $)	2008 Jan-Jun	2007 Jan-Jun (restated)	2007 Jan-Dec (audited)
		OPERATING ACTIVITIES
187,924	318,398	Net income	539,372	346,715	570,418
		Adjustments to reconcile net income to net cash provided by operating activities:
57,984	53,899	Depreciation and amortisation	108,681	106,135	222,056
(103)	(45)	Unrealised foreign currency exchange loss (gain)	11	(27)	689
(110,054)	(126,761)	Gain on sale of assets	(160,252)	(174,919)	(323,860)
(422)	103	Equity earnings of associated companies	223	(399)	(573)
-	(11,960)	Adjustment of financial derivatives to market value	(15,538)	(3,618)	(3,541)
-	675	Minority interest expense	851	22,162	22,162
(2,201)	(4,356)	Other, net	(6,659)	3,594	(12,324)
32,885	(17,510)	Change in operating assets and liabilities	(43,703)	28,713	70,783
166,013	212,443	Net cash provided by operating activities	422,986	328,356	545,810

		INVESTING ACTIVITIES
(24,090)	(11,638)	Placement (maturity) of restricted cash	1,519	12,613	12,674
-	-	Sale of subsidiary, net of cash sold	-	89,264	38,308
-	-	Cash impact of deconsolidation of subsidiary	-	(146,435)	(146,435)
-	-	Cash received on spin-off of subsidiary	10,941	-	-
(39,268)	(280,511)	Additions to newbuildings, vessels and equipment	(333,538)	(267,290)	(337,774)
66,094	-	Advances to associated companies, net	-	(44,694)	56,376
-	-	Receipt from investment in finance leases	-	-	5,564
(43,375)	-	Purchase of other assets	(38,520)	(43,375)	(43,375)
8,425	106,848	Proceeds from sale of vessels and equipment	128,264	437,057	503,407
1,575	-	Proceeds from sale of other assets	-	1,575	162,392
(30,639)	(185,301)	Net cash (used in) provided by investing activities	(231,334)	38,715	251,137

		FINANCING ACTIVITIES
-	217,082	Proceeds from long-term debt, net of fees paid	222,520	125,782	125,782
(3,317)	-	Repayment of long-term debt	(2,825)	(139,231)	(165,108)
(34,732)	(41,827)	Repayment of capital leases	(85,050)	(40,627)	(130,362)
(112,274)	(205,771)	Dividends paid	(369,392)	(300,584)	(656,008)
-	886	Proceeds from issuance of shares	886	-	-
(150,323)	(29,630)	Net used in financing activities	(233,861)	(354,660)	(825,696)

(14,949)	(2,488)	Net (decrease) increase in cash and cash equivalents	(42,209)	12,411	(28,749)
224,541	128,711	Cash and cash equivalents at start of period	168,432	197,181	197,181
209,592	126,223	Cash and cash equivalents at end of period	126,223	209,592	168,432

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 28, 2008

FRONTLINE LTD.
(registrant)

By:	/s/ Inger M. Klemp
Inger M. Klemp
Principal Financial Officer

SK 02089 0009 915017